Charles L. Strauss Partner
Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095 cstrauss@fulbright.com • Direct: 713 651 5535 • Main: 713 651 5151 • Facsimile: 713 651 5246

March 2, 2011

Via EDGAR

Ms. Caroline Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), filed March 3, 2010

Dear Ms. Kim:

On behalf of Rex Energy Corporation (the “Company”), we are writing to respond to your letter dated February 28, 2011 (the “Comment Letter”) containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Engineering Comments

Reserve Estimation, page 38

1.	In future filings please provide the actual qualifications of the technical person(s) who determined over saw [sic] the preparation of the of the [sic] reserves estimates. Paragraph (7) [sic] of Item 1202 states to disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimate rather than refer the reader to an outside document that only describes the minimum qualifications to be a reserves auditor or estimator and that document is not filed with the SEC.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES

MINNEAPOLIS • MUNICH • NEW YORK • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Caroline Kim

Securities and Exchange Commission

March 2, 2011

Response: The Company respectfully refers the Staff to the Company’s January 11, 2011 response letter to the Staff’s December 29, 2010 comment letter, whereby the Company previously responded to such a request (see comment 4 and the response thereto). For the Staff’s convenience, we have set forth below the Company’s prior response to comment 4:

“In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to disclose the qualifications of its internal staff. The Company’s proposed revised language is set forth below and will be included in the 2010 Form 10-K:

‘All of our reserve estimates are reviewed and approved by our Manager, Reservoir Engineering and our Chief Operating Officer. Our Manager, Reservoir Engineering holds a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin with more than six years of experience in preparing reserve reports under the guidelines of the SEC with Cano Petroleum. Our Chief Operating Officer holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and an M.B.A. from Pepperdine University, with nearly 25 years of experience working for companies such as Cano Petroleum, Pioneer Natural Resources, and Union Pacific Resources.’”

2.	In regards to your response to our prior comment five from our letter dated February 16, 2011, please expand your proposed disclosure to provide the amount of reserve change due to the different reasons that you give. For example, if revisions are due to both pricing change and performance change please disclose the amount of reserve change due to the price change and the amount of the reserve change due to the performance change.

Response: In response to the Staff’s comment, below is a revised example disclosure to comply with ASC Topic 932 paragraph 50-5 to include the amount of reserve change for the different reasons provided (this disclosure would be inserted immediately under footnote (a) to the table under note 18 Oil and Natural Gas Reserve Quantities (unaudited) on page 113 of the Form 10-K):

“Revisions. Revisions represent changes in previous reserves estimates, either upward or downward, resulting from new information normally obtained from developmental drilling and production history or resulting from a change in economic factors, such as commodity prices, operating costs or development costs. The increase in our oil reserves as of December 31, 2009 through revisions was due to an increase in the price of oil used in the reserves estimates from $41.00 per barrel in 2008 to $57.65 per barrel in 2009, which accounted for positive revisions of approximately 2.2 MMBOE. In addition to an increase in the price of oil, positive performance revisions were approximately 3.0 MMBOE. The increase in our natural gas reserves as of December 31, 2009 through revisions was primarily due to a positive development and production history, which accounted for approximately 10.2 BCFE of the change, which was partially offset by a 1.5 BCFE decrease due to the change in the natural gas price used from $5.71 in 2008 to $3.87 in 2009.

Extensions, discoveries and other additions. These are additions to proved reserves that result from (1) extension of the proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery and (2) discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Substantially all of the extensions, discoveries and other additions for natural gas at December 31, 2009 were due to increases in proved undeveloped locations as a result of our successful exploration efforts in the Marcellus Shale.

Caroline Kim

Securities and Exchange Commission

March 2, 2011

In future filings, the Company will provide an explanation of significant changes in the net quantities of its proved reserves of oil and gas during the year, including the amount of reserve change, in compliance with ASC Topic 932 paragraph 50-5.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please direct any additional comments or questions regarding the Company’s responses to the Staff’s comments to Charles L. Strauss of this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:	H. Roger Schwall, Securities and Exchange Commission

Paul Monsour, Securities and Exchange Commission

Lily Dang, Securities and Exchange Commission

James Murphy, Securities and Exchange Commission

Daniel J. Churay, Rex Energy Corporation

Thomas C. Stabley, Rex Energy Corporation